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                                  THE HARTFORD

GUARANTEED PAID-UP DEATH BENEFIT RIDER

BENEFIT SUMMARY

This Rider, subject to the conditions described below, gives You the option to continue Your Policy as Paid-Up Life Insurance at the end of the Rider Guarantee Period ("Benefit Date") shown in the Additional Benefits and Riders section of the Policy Specifications with a Death Benefit at least equal to the sum of the total Premiums received by Us, reduced by Indebtedness and any Withdrawals or Face Amount Decreases, as of the Benefit Date.

This Rider has no cash value.

DEFINITIONS

BENEFIT DATE: the last day of the Rider Guarantee Period.

CUMULATIVE RIDER PREMIUM: the premium required to maintain the Rider. On the first Monthly Activity Date following the Policy Date, the Cumulative Rider Premium is the Monthly Rider Premium shown in the Additional Benefits and Riders Section of the Policy Specifications. On each Monthly Activity Date thereafter, the Cumulative Rider Premium is (a) the Cumulative Rider Premium on the previously Monthly Activity Date; plus (b) the current Monthly Rider Premium.

RIDER GUARANTEE PERIOD: the period shown in the Additional Benefits and Riders section of the Policy Specifications.

THE BENEFIT

GENERAL

This Benefit gives You the option to continue the Policy as Paid-Up Life Insurance on the Benefit Date provided:

       1.   the Policy is in force; and

       2. the required Cumulative Rider Premium has been received by Us as of such date.

We will notify You, In Writing, at least 60 days prior to the Benefit Date of Your option to continue the Policy as Paid-Up Life Insurance according to the terms of the Rider. We must receive Your request to exercise this option within such 60-day period.

Upon Our receipt of Your request to exercise this option, We will continue the Policy as Paid-Up Life Insurance effective as of the Benefit Date. The Death Benefit of the paid-up policy will be at least equal to the sum of the total Premiums received by Us as of the Benefit Date, adjusted by Indebtedness and any Withdrawals or Decreases in Face Amounts made under the Policy as of that date, or an amount calculated using the Account Value, minus Indebtedness, as a net single premium as of the Benefit Date at the then Attained Age of the Insured based on 5% interest, if greater. Subsequent cash values of the paid-up policy upon surrender will be based on the same mortality table used for the Policy to which this rider is attached as shown in the Policy Specifications and 5% interest. No loans or withdrawals will be allowed under the Paid-Up Life Insurance Policy. In addition, this Rider, and any other Riders attached to the Policy, will terminate.

In the absence of any instructions from You to exercise the Rider Benefit, the Policy will continue with no modifications to its terms and conditions and this Rider will terminate on the Benefit Date, except as described below.

If, on the Benefit date, the Policy is being kept inforce by the No Lapse Guarantee provision, We will automatically continue the Policy as Paid-Up Life Insurance with a Death Benefit equal to the Benefit Amount as calculated on the Benefit Date as described above. In addition, this Rider, and any other Riders attached to the Policy, will terminate. We will notify You if this occurs.

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ANNUAL CUMULATIVE PREMIUM TEST

During the Rider Guarantee Period, We will perform an annual test on each Policy Anniversary to determine if the required Cumulative Rider Premium has been received by Us.

If the required premium has not been received by Us as of the date the test is performed, the Rider will be in danger of terminating as described below under the Rider Default and Grace Period provision.

RIDER DEFAULT AND GRACE PERIOD

RIDER DEFAULT

The Rider will go into default on any date a Cumulative Rider Premium Test is performed as described above and it is determined that We have not received the required Cumulative Rider Premium. In such an event, We will send You a notice specifying the minimum premium required to keep the Rider from terminating. The notice will be mailed at least 30 days prior to termination of the Rider to both You and any assignee of record, at the last known address(es). This notice will tell You the minimum premium requirement to keep the Rider from terminating.

RIDER GRACE PERIOD

We will keep the Rider in force for the 30-day period following the date of Rider default. However, if We have not received the required premiums specified in the notice by the end of such 30-day period, the Rider will terminate.

IMPACT OF WITHDRAWALS AND FACE AMOUNT DECREASES

WITHDRAWALS

Withdrawals made during the Rider Guarantee Period will reduce the Rider Benefit Amount proportionately based on the Account Value at the time of the Withdrawal.

DECREASES IN FACE AMOUNT

Decreases in Face Amount during the Rider Guarantee Period will reduce the Benefit Amount proportionately based on the current Face Amount at the time of the decrease. In addition, such decrease will cause a new Monthly Rider Premium to be calculated. We will send You a notice of the new Monthly Rider Premium, which will be used in calculating the Cumulative Rider Premium in subsequent months.

INVESTMENT RESTRICTIONS

At anytime on or after the Rider Effective Date, We may limit the Sub-Account(s) in which You may allocate all or a portion of Your Account Value. We may require that You allocate such amounts in accordance with any asset allocation models, investment programs, Sub-Account(s), fund of funds Sub-Account(s), or other investment vehicle that We direct You follow from time to time, on or after the Rider Effective Date. We may change these asset allocation models, investment programs, Sub-Account(s), fund of funds Sub-Account(s), or other investment vehicle from time to time, on or after the Rider Effective Date. Any transfers required to reallocate amounts will not be used in determining the number of transfers allowed during a Policy Year. If We exercise the terms of this provision, You have the right to terminate this Rider at any time as described in the Rider Termination Section.

RIDER CHARGE

The charge for this Rider will automatically be deducted on each Monthly Activity Date from the Account Value as part of the Monthly Deduction Amount. It will continue to be deducted until this Rider is terminated in accordance with the Rider Termination provision. Such charge for any Monthly Activity Date will not exceed the Maximum Monthly Charge Rate shown in the Additional Benefits and Riders section of the Policy Specifications.

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RIDER TERMINATION

TERMINATION

To terminate this Rider, notify Us In Writing. Otherwise, it will continue until the earlier of the following:

       1.   when the Policy terminates;

       2.   when We receive Your request, In Writing, to cancel it;

       3.   the Benefit Date;

       4. the end of the 30-day period during which the Premium amount required to maintain this Rider is not received by Us;

       5. the date We approve a request, In Writing, from You to increase the Face Amount; or

       6. the date We approve a request, In Writing, from You to accelerate the Death Benefit as may be provided under an accelerated death benefit rider attached to the Policy.

REINSTATEMENT

This Rider may not be reinstated, except in the event the Policy terminates and is subsequently reinstated during the Rider Guarantee Period.

GENERAL PROVISIONS

This Rider will be a part of the Policy to which it is attached, and except as noted above, it is subject to all conditions and limitations of such Policy. The Rider's Date of Issue and Rider Effective Date are shown in the Additional Benefits and Riders section of the Policy.

Signed for HARTFORD LIFE INSURANCE COMPANY

    /s/ Richard G. Costello               /s/ John C. Walters
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    RICHARD G. COSTELLO, SECRETARY        JOHN C. WALTERS, PRESIDENT

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